Exhibit 99.1

FINAL
Skyworks Media Relations:	Skyworks Investor Relations:
Pilar Barrigas	Stephen Ferranti
(949) 231-3061	(781) 376-3056

PMC Media Relations:	PMC Investor Relations:
Kim Mason	Joel Achramowicz
(604) 415-6239	(408) 239-8630

Skyworks to Acquire PMC-Sierra for $2 Billion in Cash

•	Creates an End-to-End Connectivity, Internet Infrastructure and Hyperscale Data Center Market Leader

•	Facilitates Client to Cloud Communications and Universal Access via Wireless or Wireline Networks

•	Immediately Accretive to Non-GAAP Earnings Upon Close

•	$75 Million of Annual Cost Synergies Targeted within 12 Months, Adding $0.75 of Earnings Power on an Annual Non-GAAP Basis

•	Skyworks Expects Q4 FY15 Results to be Better Than Guidance

WOBURN, Mass. and SUNNYVALE, Calif., Oct. 5, 2015 – Skyworks Solutions, Inc. (NASDAQ: SWKS), an innovator of high performance analog semiconductors connecting people, places and things, and PMC-Sierra, Inc. (PMC) (NASDAQ: PMCS), a semiconductor and software solutions leader in storage, optical and mobile networks, today announced a definitive agreement under which Skyworks will acquire PMC for $10.50 per share in an all-cash transaction valued at approximately $2 billion. This acquisition solidifies Skyworks’ position as a highly diversified analog, RF and mixed signal semiconductor leader by significantly expanding its product portfolio, customer base and end market applications. Upon completion of the acquisition, Skyworks expects annual revenues of more than $4 billion with gross margin in the 55 percent range and operating margin exceeding 40 percent.

“With our acquisition of PMC, Skyworks will be uniquely positioned to capitalize on the explosive demand for high performance solutions that seamlessly connect, transport and store Big Data,” said David J. Aldrich, chairman and chief executive officer of Skyworks. “Specifically, we plan to leverage PMC’s innovative storage systems, flash controllers, optical switches and network infrastructure solutions to expand our engagements with some of the world’s leading OEMs and ODMs as well as emerging hyperscale data center customers. At a higher level, this complementary yet highly synergistic acquisition is consistent with our stated strategy of diversifying into adjacent vertical markets while leveraging our system-level expertise and global scale. PMC enables us to substantially expand our serviceable market within some of the fastest growing segments in technology including cloud storage and optical networking. Financially, we expect this transaction to create further economic value for our shareholders upon closing, with immediate margin expansion and accretion. After we implement $75 million of synergies, we expect at least $0.75 of incremental non-GAAP diluted earnings per share on an annual basis.”

“The PMC team is excited to join forces with Skyworks to realize our vision of transforming the broader communications landscape through unparalleled product breadth and operational scale,” said Greg Lang, president and chief executive officer of PMC. “Given Skyworks’ deep global sales channels and leadership applications support, underpinned by a world class supply chain, we could not have found a better partner. Together, we plan to develop a wider range of leading-edge solutions for our customers, target new growth vectors and enable some of the most exciting networking and storage platforms in the world, while delivering immediate value for our shareholders.”

Under the terms of the agreement, PMC’s stockholders will receive $10.50 in cash for each share of PMC common stock held at closing. This price represents a 37 percent premium to the close of PMC’s stock as of October 5, 2015.

Skyworks intends to fund the acquisition with cash on hand from the combined companies and with new, fully-committed debt financing. The closing of the transaction is not subject to financing conditions.

The Boards of Directors of each company have approved the transaction, which is expected to close in the first half of calendar 2016, subject to PMC shareholder approval, receipt of regulatory approvals and other customary closing conditions.

Excluding any non-recurring acquisition-related charges and amortization of acquired intangibles, Skyworks expects the acquisition to be immediately accretive to non-GAAP earnings post-closing and will finalize estimates of the transaction’s financial impact as well as the accounting for the transaction upon deal close.

Skyworks Business Update

Based on preliminary results, Skyworks expects to deliver approximately $880 million in revenue and $1.52 of non-GAAP diluted earnings per share for the fourth quarter of fiscal 2015. “Skyworks’ sustained outperformance is being driven by the growing adoption of our integrated mobile systems and new opportunities across the Internet of Things,” said Donald W. Palette, executive vice president and chief financial officer.

Skyworks Conference Call

Skyworks will be hosting a conference call tomorrow, October 6, at 9:00 a.m. Eastern time to discuss the acquisition. To listen to the conference call via the Internet, please visit the investor relations section of Skyworks’ website. To listen to the conference call via telephone, please call (877) 260-8898 (domestic) or (612) 332-1210 (international), confirmation code: 370618

Playback of the conference call will begin at 9:00 p.m. Eastern time on October 6, and end at 9:00 p.m. Eastern time on October 13. The replay will be available on Skyworks’ website or by calling (800) 475-6701 (domestic) or (320) 365-3844 (international), access code: 370618

Important Additional Information Will Be Filed with the SEC

PMC plans to file with the SEC and mail to its stockholders a proxy statement in connection with the transaction. Additionally, PMC will file other relevant materials with the SEC in connection with the transaction. The proxy statement and other relevant materials will contain important information about Skyworks, PMC, the transaction and related matters. Investors and security holders are urged to read the proxy statement and the other relevant materials carefully when they become available before making any voting or investment decision with respect to the proposed merger because they will contain important information about the merger and the parties to the merger.

Investors and security holders will be able to obtain free copies of the proxy statement and relevant other documents filed with the SEC by Skyworks and PMC through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the proxy statement and the other relevant documents filed with the SEC by PMC from PMC by contacting Joel Achramowicz at (408) 239-8630.

Skyworks and PMC, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding Skyworks’ directors and executive officers is contained in Skyworks’ Form 10-K for the year ended October 3, 2014 and its proxy statement dated April 8, 2015. Information regarding PMC’s directors and executive officers is contained in PMC’s Form 10-K for the year ended December 27, 2014 and its proxy statement dated March 20, 2015, which are filed with the SEC. Additional information regarding the participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with the SEC when they become available.

About Skyworks

Skyworks Solutions, Inc. is empowering the wireless networking revolution. Our highly innovative analog semiconductors are connecting people, places and things spanning a number of new and previously unimagined applications within the automotive, broadband, cellular infrastructure, connected home, industrial, medical, military, smartphone, tablet and wearable markets.

Headquartered in Woburn, Massachusetts, Skyworks is a global company with engineering, marketing, operations, sales, and service facilities located throughout Asia, Europe and North America. For more information, please visit Skyworks’ website at: www.skyworksinc.com.

About PMC

PMC is the semiconductor and software solutions innovator transforming networks that connect, move and store big data. Building on a track record of technology leadership, the company is driving innovation across storage, optical and mobile networks. PMC’s highly integrated solutions increase performance and enable next-generation services to accelerate the network transformation. For more information, visit www.pmcs.com.

Safe Harbor Statement

Certain statements made herein are “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include without limitation information regarding the proposed transaction between Skyworks and PMC, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about Skyworks or PMC managements’ future expectations, beliefs, goals, plans or prospects. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “forecasts,” “intends,” “believes,” “plans,” “may,” “will,” or “continue,” and similar expressions and variations or negatives of these words. All such statements are subject to certain risks, uncertainties and other important factors that could cause actual results to differ materially and adversely from those projected, and may affect our future operating results, financial position and cash flows.

These risks, uncertainties and other important factors include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that could be instituted against PMC or its directors or Skyworks related to the merger agreement; the inability to complete the merger due to the failure to obtain stockholder approval for the merger or the failure to satisfy other conditions to completion of the merger, including the receipt of all regulatory approvals related to the merger; the failure of Skyworks to obtain the necessary financing arrangements set forth in the debt commitment letter delivered pursuant to the merger agreement; risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the effects of local and national economic, credit and capital market conditions on the economy in general, and other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in our other reports and other public filings with the SEC, including, but not limited to, those detailed in Skyworks’ Annual Report on Form 10-K for the year ended October 3, 2014 and its most recent quarterly report filed with the SEC and in PMC’s Annual Report on Form 10-K for the year ended December 27, 2014 and its most recent quarterly report filed with the SEC. The forward-looking statements contained herein are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Note to Editors: Skyworks and Skyworks Solutions are trademarks or registered trademarks of Skyworks Solutions, Inc. or its subsidiaries in the United States and in other countries. All other brands and names listed are trademarks of their respective companies.